SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                     RYANAIR ANNOUNCES LONG TERM AGREEMENT

                         WITH THE GOVERNMENT OF MOROCCO

Ryanair, Europe's leading low fares airline, today (Thursday, 25th May 2006) announced the completion of a five year agreement with the Government of Morocco to develop low cost air access and tourism to the country from Ryanair's bases throughout Europe. The announcement marks the culmination of discussions between the airline and the Government which have taken place over the last six months and reflects the Moroccan Government's policy of encouraging significant growth in its tourism industry as well as providing low cost access for its citizens for business and leisure purposes. The agreement covers most of the regional airports in Morocco and involves the commitment by Ryanair to develop up to 20 routes delivering almost 1 million passengers per annum by the end of the five year period.

Announcing the agreement in Rabat today, Ryanair's Deputy Chief Executive, Michael Cawley said:

        "We are delighted to make this joint announcement with the Government of Morocco. This represents a singularly important initiative in the development of tourism and business for the country. The Government has recognised that low cost air access is a growth vehicle for tourism throughout Europe and by joining the Open Skies regime and embracing Europe's leading low fares airline, the Government in Morocco has made a clear statement about its intentions to develop its tourism industry in the next five years.

        "Ryanair's commitment to establish up to 20 routes and carry close to 1 million passengers per annum on flights to Morocco is a vote of confidence by the airline in the excellence and attractiveness of Morocco as a destination both for weekend breaks, mid-week trips and longer holidays. Our low fares will also help ex-patriate Moroccans to see their families more often and facilitate local businesses in accessing markets with low fare routes including those already announced to both Frankfurt and Marseille.

        "Ryanair will be making many more new route announcements in Morocco over the coming months and years as we build on the solid basis which this long term agreement provides. I congratulate the Government of Morocco on this initiative and look forward to working successfully with it to develop its tourism and other business".


Ends.                                    Thursday, 25th May 2006

For further information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 May, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director